August 5, 2019

Jeffrey Andreson
President and Chief Financial Officer
Ichor Holdings, Ltd.
3185 Laurelview Court
Fremont, CA. 94538

       Re: Ichor Holdings, Ltd.
           Form 10-K for the Fiscal Year Ended December 28, 2018
           Filed March 8, 2019
           File No. 001-37961

Dear Mr. Andreson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery